Mail Stop 6010

February 28, 2007

Mr. Jeffrey A. Kupp
Chief Financial Officer
Microtune, Inc.
2201 10th Street
Plano, Texas 75074

      RE: **Microtune, Inc.**
              Form 10-K for the fiscal year ended December 31, 2005
              Filed March 3, 2006
              File No. 000-31029-40
              Form 10-Q for the quarter ended September 30, 2006
              Filed January 22, 2007

Dear Mr. Kupp:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Martin F. James
              Senior Assistant Chief Accountant